SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)
TERREMARK WORLDWIDE, INC.

(Name of Subject Company)
TERREMARK WORLDWIDE, INC.

(Name of Persons Filing Statement)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
881448203

(CUSIP Number of Class of Securities)
Adam T. Smith
Chief Legal Officer
Terremark Worldwide, Inc.
One Biscayne Tower
2 South Biscayne Boulevard, Suite 2800
Miami, Florida 33131
(305) 961-3200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)
Copies of communications to:

Jaret L. Davis, Esq. Greenberg Traurig, P.A. 333 Avenue of the Americas Miami, Florida 33131 (305) 579-0500	Clifford E. Neimeth, Esq. Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, NY 10166 (212) 801-9200	Clifford E. Neimeth, Esq. Greenberg Traurig, LLP 2375 East Camelback Road Suite 700 Phoenix, AZ 85016 (602) 445-8000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information
Item 9. Exhibits
SIGNATURE
ex-99.a.13

     This Amendment No. 8 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Recommendation Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) by Terremark Worldwide, Inc., a Delaware corporation (the “Company”), on February 11, 2011 and amended on February 15, 2011, February 18, 2011, March 1, 2011, March 15, 2011, March 30, 2011, March 31, 2011 and April 1, 2011. The Recommendation Statement relates to the cash tender offer by Verizon Holdings Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Verizon Communications Inc., a Delaware corporation (“Parent”), described in Purchaser’s and Parent’s Tender Offer Statement on Schedule TO filed with the SEC on February 10, 2011 as amended on February 18, 2011, February 28, 2011, March 15, 2011, March 30, 2011, March 31, 2011, April 1, 2011 and April 8, 2011.
     Except as set forth below, the information set forth in the Recommendation Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.
Item 8. Additional Information.
     Item 8, “Additional Information” is hereby amended and supplemented by inserting the following paragraph immediately following the last paragraph set forth under the heading “Additional Information—Litigation”:
     In connection with the Definitive Settlement, the Company, Parent and Purchaser formally executed and delivered a Stipulation and Agreement of Compromise and Settlement, dated April 2, 2011 (the “Stipulation”). The Stipulation, which will not become effective unless and until it is approved by order of the Delaware Court of Chancery, provides for the dismissal with prejudice of all of the pending causes of action and judicial proceedings in the eight pending lawsuits against the Company, Parent, Purchaser, the individual defendant-directors of the Company and, in one lawsuit, Credit Suisse. There can be no assurance as to when or whether the Delaware Court of Chancery will approve the Stipulation. If the Stipulation is not so approved it will be of no force or effect.
     The Company and the other defendants continue to vigorously deny all allegations of wrongdoing, fault, liability or damage to plaintiffs and the putative class of the Company’s stockholders, and specifically deny any wrongdoing, violation of law or breach of fiduciary duty in connection with the Merger Agreement and the transactions contemplated thereby and with respect to all public filings and disclosures made in connection therewith.
     If the Stipulation is not approved by the Delaware Court of Chancery, the Company and the other defendants will continue to vigorously defend against the allegations set forth in the various causes of action asserted by the plaintiffs.
     Item 8, “Additional Information” is hereby amended and supplemented by inserting the following headings and paragraphs immediately following the last paragraph set forth under the heading "Additional Information— Subsequent Offering Period”:
Expiration of the Subsequent Offering Period and Completion of the Merger.
     The Subsequent Offering Period expired at 5:00 p.m., New York City time, on Thursday, April 7, 2011. Pursuant to the terms of the Merger Agreement, on April 7, 2011, the Company issued to Purchaser 10,112,422 newly authorized Shares at a $19.00 per Share in cash. After acquiring all Shares validly tendered during the Subsequent Offering Period and the newly issued Shares, Purchaser currently owns approximately 78,449,980 Shares, representing approximately 96.6% of all outstanding Shares.

     On April 8, 2011, Parent advised the Company that because it now owns more than 90% of the outstanding Shares, in accordance with the Merger Agreement and as permitted by applicable law, Parent will promptly effect, without a meeting or vote of Stockholders, the merger of Purchaser with and into the Company. At the Effective Time, (i) the Company will be the Surviving Corporation in the Merger and will be a wholly-owned subsidiary of Parent, and (ii) each outstanding Share not validly tendered, accepted for payment and paid for pursuant to the initial Offer and the subsequent offer, other than Shares owned by the Company as treasury stock, by Parent or Purchaser, or by Stockholders who validly exercise their appraisal rights in accordance with Section 262 of the DGCL, will be converted into the right to receive $19.00 per Share, net in cash, without interest thereon and less any required withholding taxes. Following the Effective Time, the Shares will be delisted from the Nasdaq Global Market, and deregistered under the Exchange Act and the Company will no longer file periodic reports with the SEC on account of the Shares.
Item 9. Exhibits.
     Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit:
     “(a)(13) Stipulation and Agreement of Compromise and Settlement, dated April 2, 2011.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2011	TERREMARK WORLDWIDE, INC.
	By:	/s/ Adam T. Smith
Adam T. Smith
Chief Legal Officer